





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkman Whaling Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, STE 600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon P. Baudin — 713-333-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, STE 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon P. Baudin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkman Whaling Securities LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



EDNA BARRAGAN SANCHEZ
Notary Public, State of Texas
My Commission Expires
December 03, 2017

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

CONTENTS

                                                                                                  Page

Report of Independent Registered Public Accounting Firm 2

Balance Sheet 3

Statement of Income and Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Schedule I 8

Schedule II 9



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Parkman Whaling Securities LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Parkman Whaling Securities LLC as of December 31, 2017, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Parkman Whaling Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Parkman Whaling Securities LLC's management. Our responsibility is to express an opinion on Parkman Whaling Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Parkman Whaling Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Parkman Whaling Securities LLC's financial statements. The supplemental information is the responsibility of Parkman Whaling Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

We have served as Parkman Whaling Securities LLC's auditor since 2008.

Houston, Texas
February 22, 2018

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$	39,213
Prepaid expenses - Member		24,000
Prepaid expenses - other		6,978
TOTAL ASSETS	$	70,191

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	23
MEMBER'S EQUITY		70,168
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	70,191

PARKMAN WHALING SECURITIES LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Investment banking revenue	$ 150,000
EXPENSES:	
Office and administrative services fee - Member	660,000
Office license fee - Member	156,000
Bad Debt	150,000
Professional fees	69,348
Registration fees	18,209
Other administrative fees	170
TOTAL EXPENSES	1,053,727
NET LOSS	(903,727)
Member's equity, beginning of year	923,895
Capital Contribution	50,000
Capital Distribution	-
Member's equity, end of year	$ 70,168

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES
    Cash paid for administrative fees and expenses $ (95,075)
    Net cash used in operating activities   (95,075)

CASH FLOWS FROM FINANCING ACTIVITIES
    Contribution from Member   50,000
    Net cash provided by financing activities   50,000

NET DECREASE IN CASH AND CASH EQUIVALENTS   (45,075)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   84,288

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 39,213

RECONCILIATION OF NET LOSS TO NET CASH USED
 IN OPERATING ACTIVITIES
    Net income $ (903,727)
    Change in operating assets and liabilities:
      Decrease in prepaid expenses   818,769
      Increase in accounts payable   (10,117)

    Net cash used in operating activities $ (95,075)

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parkman Whaling Securities LLC (the "Company") is a Texas limited liability company, formed on June 19, 2008. The Company is located in Houston Texas and is a wholly-owned subsidiary of Parkman Whaling, LLC (the "Member"). The Company's revenues are derived primarily from underwriting and advisory services. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA). The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i).

The following is a summary of significant accounting policies consistently followed by the Company.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Securities related transactions are recognized when transactions close and receivables are recorded at that time.

Estimates – The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense. For the year ended December 31, 2017, the Company had no margin tax expense.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2014 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expenses in the statement of operations and member's equity.

2.   AGREEMENTS AND COMMITMENTS

The Company entered into an office and administrative services agreement with Parkman Whaling LLC whereby Parkman Whaling LLC provides administrative and operational services, facilities, furniture and pays overhead expenses of the Company. The Company also entered into an office license agreement to utilize office space for a monthly rent allocation of $13,000.

Office and administrative services and office license fees for 2017 were $836,000. Parkman Whaling LLC contributed capital to the Company in the amount of $50,000, comprised of cash of $40,400 and $9,600 for fees related to office administrative and operational services and office license fees, respectively, during the year ended December 31, 2017.

3.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2017 the Company had net capital of $39,190 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 at December 31, 2017. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company of no greater than 15 to 1.

4.   CONCENTRATIONS AND CREDIT RISK

The Company's bank balance, which was $39,213 at December 31, 2017, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. During the year ended December 31, 2017, one client accounted for 100% of investment banking revenue. The revenue and corresponding account receivable associated with this client were fully written off at December 31, 2017 after determining the account was uncollectible.

5.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2018, the date the financial statements were available to be issued.

On January 1, 2018, Parkman Whaling LLC, being the sole member of Parkman Whaling Securities, LLC made an equity capital contribution to the Company, which comprised the Service Fee and Office License Fee payable to Parkman Whaling LLC for the month of January 2018, in the collective amount of $43,000. The capital contribution was deemed equity capital and not a loan, subordinated or otherwise.

No other subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2017.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

NET CAPITAL		
Total member's equity qualified for net capital	$	70,168
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		30,978
Net capital	$	39,190
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	34,190
Ratio: Aggregate indebtedness to net capital		.0006 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

PARKMAN WHALING SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Parkman Whaling Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Parkman Whaling Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Parkman Whaling Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) Parkman Whaling Securities LLC stated that Parkman Whaling Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Parkman Whaling Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parkman Whaling Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 22, 2018

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

PARKMAN WHALING SECURITIES LLC

Parkman Whaling Securities LLC Assertions

Parkman Whaling Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Parkman Whaling Securities LLC

I, Brandon P Baudin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon P. Baudin, Chief Compliance Officer

January 4, 2018

600 TRAVIS, SUITE 600 • HOUSTON, TEXAS 77002 • TELEPHONE 713.333.8400 • FACSIMILE 713.333.8420